SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. ___)*

                               Shopko Stores, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    824911101
                                 (CUSIP Number)

                            Stephen M. Schultz, Esq.
                     Kleinberg, Kaplan, Wolff & Cohen, P.C.
                   551 Fifth Avenue, New York, New York 10176
                               Tel: (212) 986-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 August 25, 2005
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [x].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Elliott Associates, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  960,240

8        SHARED VOTING POWER
                  0

9.       SOLE DISPOSITIVE POWER
                  960,240

10.      SHARED DISPOSITIVE POWER
                  0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  960,240

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  3.2%

14.      TYPE OF REPORTING PERSON*
                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Elliott International, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  1,440,360

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  1,440,360

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,440,360

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  4.8%

14.      TYPE OF REPORTING PERSON*
                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Elliott International Capital Advisors Inc.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  1,440,360

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  1,440,360

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,440,360

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  4.8%

14.      TYPE OF REPORTING PERSON*
                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  Security and Issuer.

     This statement relates to the common stock, $0.01 par value (the "Common Stock"), of ShopKo Stores, Inc. (the "Issuer"). The Issuer's principal executive office is located at 700 Pilgrim Way, Green Bay, Wisconsin 54304.

ITEM 2.  Identity and Background.

     (a)-(c) This statement is being filed by Elliott Associates, L.P., a Delaware limited partnership, and its wholly-owned subsidiaries (collectively, "Elliott"), Elliott International, L.P., a Cayman Islands limited partnership ("Elliott International"), and Elliott International Capital Advisors Inc., a Delaware corporation ("EICA" and collectively with Elliott and Elliott International, the "Reporting Persons"). Paul E. Singer ("Singer"), Elliott Capital Advisors, L.P., a Delaware limited partnership ("Capital Advisors"), which is controlled by Singer, and Elliott Special GP, LLC, a Delaware limited liability company ("Special GP"), which is controlled by Singer, are the general partners of Elliott. Hambledon, Inc., a Cayman Islands corporation ("Hambledon"), which is also controlled by Singer, is the sole general partner of Elliott International. EICA is the investment manager for Elliott International. EICA expressly disclaims equitable ownership of and pecuniary interest in any shares of Common Stock.

         ELLIOTT

     The business address of Elliott is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

     The principal business of Elliott is to purchase, sell, trade and invest in securities.

         SINGER

     Singer's business address is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

     Singer's principal business is to serve as a general partner of Elliott and Capital Advisors, as the president of EICA, and as a managing member of Special GP.

         CAPITAL ADVISORS

     The business address of Capital Advisors is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

     The principal business of Capital Advisors is the furnishing of investment advisory services. Capital Advisors also serves as a managing member of Special GP.

     The  names,  business  addresses,   and  present  principal  occupation  or
employment of the general partners of Capital Advisors are as follows:

     NAME                  ADDRESS                       OCCUPATION
Paul E. Singer     712 Fifth Avenue 36th Floor   General partner of Elliott
                   New York, New York 10019      and Capital Advisors;
                                                 President of EICA; and a
                                                 managing member of Special GP

Braxton            712 Fifth Avenue 36th Floor   The principal business of
Associates, Inc.   New York, New York 10019      Braxton Associates, Inc. is
                                                 serving as general partner
                                                 of Capital Advisors

Elliott Asset      712 Fifth Avenue 36th Floor   General Partner of Capital
Management LLC     New York, New York  10019     Advisors

     The name, business address, and present principal occupation or employment of the sole director and executive officer of Braxton Associates, Inc. are as follows:

     NAME                 ADDRESS                        OCCUPATION
Paul E. Singer     712 Fifth Avenue              General partner of Elliott
                   36th Floor                    and Capital Advisors and
                   New York, New York  10019     President of EICA

         ELLIOTT SPECIAL GP, LLC

     The business address of Special GP is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

     The principal business of Special GP is serving as a general partner of Elliott.

     The names, business address, and present principal occupation or employment of the managing members of Special GP are as follows:

     NAME                  ADDRESS                       OCCUPATION
Paul E. Singer     712 Fifth Avenue 36th Floor   General partner of Elliott
                   New York, New York 10019      and Capital Advisors;
                                                 President of EICA; and a
                                                 managing member of Special GP

Braxton            712 Fifth Avenue 36th Floor   The principal business of
Associates, Inc.   New York, New York 10019      Braxton Associates, Inc. is
                                                 serving as general partner
                                                 of Capital Advisors

Elliott Asset      712 Fifth Avenue 36th Floor   General Partner of Capital
Management LLC     New York, New York  10019     Advisors

         ELLIOTT INTERNATIONAL

     The business address of Elliott International is c/o c/o Bank of Bermuda (Cayman) Limited, Strathvale House, 2nd Floor, North Church Street, George Town, Grand Cayman, Cayman Islands.

     The principal business of Elliott International is to purchase, sell, trade and invest in securities.

     The name, business address, and present principal occupation or employment of the general partner of Elliott International is as follows:

     NAME                       ADDRESS                     OCCUPATION
Hambledon, Inc.      c/o Bank of Bermuda (Cayman)   General partner of Elliott
                     Limited                        International
                     Strathvale House, 2nd Floor
                     North Church Street
                     Grand Cayman
                     Cayman Islands


         HAMBLEDON

     The name, business address, and present principal occupation or employment of the sole director and executive officer of Hambledon are as follows:

     NAME                  ADDRESS                       OCCUPATION
Paul E. Singer     712 Fifth Avenue 36th Floor   General partner of Elliott
                   New York, New York 10019      and Capital Advisors;
                                                 President of EICA; and a
                                                 managing member of Special GP

         EICA

     The business address of EICA is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

     The principal business of EICA is to act as investment manager for Elliott International.

     The name, business address, and present principal occupation or employment of the sole director and executive officer of EICA is as follows:

     NAME                  ADDRESS                       OCCUPATION
Paul E. Singer     712 Fifth Avenue 36th Floor   General partner of Elliott
                   New York, New York 10019      and Capital Advisors;
                                                 President of EICA; and a
                                                 managing member of Special GP

     (d) and (e) During the last five years, none of the persons or entities listed above or, to the knowledge of such persons or entities, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Singer is a citizen of the United States of America.

ITEM 3.  Source and Amount of Funds or Other Consideration.

Elliott Working Capital                     $23,542,202


Elliott International Working Capital       $35,313,303


ITEM 4.  Purpose of Transaction.

     Each of Elliott and Elliott International acquired the Common Stock beneficially owned by it in the ordinary course of its purchasing, selling and trading in securities. EICA has acted as investment manager to Elliott International in connection with Elliott International's acquisition of beneficial ownership of Common Stock.

     Depending upon market conditions and other factors that it may deem material, each of Elliott and Elliott International may purchase additional shares of Common Stock and/or related securities or may dispose of all or a portion of the Common Stock or related securities that it now beneficially owns or may hereafter acquire.

     On April 7, 2005, the Issuer entered into a merger agreement providing for the acquisition of the Issuer by Badger Retail Holding, Inc., a newly-formed Delaware corporation whose current owner is a private equity fund which is affiliated with and managed by Goldner Hawn Johnson & Morrison Incorporated, a Minneapolis-based private equity firm (the "Transaction"). The Reporting Persons, believing that the value of the Issuer exceeds the price to be paid by the purchaser in the Transaction and that the Board has not considered alternative ways to create greater stockholder value than what is proposed by the Transaction, intend to oppose the Transaction at the special meeting of stockholders to be held on September 14, 2005.

     On September 6, 2005, the Reporting Persons sent a letter to the Board of Directors of the Issuer addressing, among other things, the basis for the Reporting Persons' opposition to the Transaction. A copy of the letter is attached to this filing as Exhibit B.

     Elliott and Elliott International reserve the right to meet with management concerning the Transaction and/or formulate plans or proposals regarding the Issuer or its securities, including plans or proposals that are opposed to the Transaction.

ITEM 5.  Interest in Securities of the Issuer.

     (a) Elliott beneficially owns 960,240 shares of Common Stock, constituting 3.2% of all of the outstanding shares of Common Stock.

     Elliott International and EICA beneficially own an aggregate of 1,440,360 shares of Common Stock, constituting 4.8% of all of the outstanding shares of Common Stock.

     Collectively, Elliott, Elliott International and EICA beneficially own 2,400,600 shares of Common Stock constituting 8.0% of all of the outstanding shares of Common Stock.

     (b) Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by it.

     Elliott International has the shared power with EICA to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned by Elliott International. Information regarding each of Elliott International and EICA is set forth in Item 2 of this Schedule 13D and is expressly incorporated by reference herein.

     (c) The following transactions were effected by Elliott during the past sixty (60) days:

                                                     Approx. Price per
                                Amount of Shs.       Share (excl. of
Date              Security      Bought (Sold)        commissions)

07/12/05          Common           45,720            24.48
07/12/05          Common            1,000            24.36
07/13/05          Common           60,000            24.45
07/13/05          Common           30,000            24.40
07/14/05          Common           80,000            24.35
07/14/05          Common            7,320            24.35
07/14/05          Common              240            24.35
07/15/05          Common           13,920            24.40

07/15/05          Common           44,000            24.40
07/20/05          Common           12,600            24.92
08/04/05          Common           93,000            24.88
08/04/05          Common              400            24.75
08/05/05          Common           11,200            24.74
08/10/05          Common           10,000            24.39
08/10/05          Common           10,000            24.50
08/12/05          Common            5,680            24.49
08/15/05          Common           15,640            24.46
08/16/05          Common           20,000            24.43
08/17/05          Common           34,680            24.44
08/17/05          Common            6,800            24.34
08/18/05          Common           33,200            24.39
08/25/05          Common           20,000            24.50
08/25/05          Common           80,000            24.50
08/26/05          Common           90,000            24.50
08/26/05          Common            2,000            24.41
08/26/05          Common            8,000            24.50
08/29/05          Common          160,000            24.50
08/29/05          Common              240            24.47

     The following transactions were effected by Elliott International during the past sixty (60) days:

                                                     Approx. Price per
                                Amount of Shs.       Share (excl. of
Date              Security      Bought (Sold)        commissions)

07/12/05          Common           68,580            24.48
07/12/05          Common           1,500             24.36
07/13/05          Common           90,000            24.45
07/13/05          Common           45,000            24.40
07/14/05          Common           120,000           24.35
07/14/05          Common           10,980            24.35
07/14/05          Common           360               24.35
07/15/05          Common           20,880            24.40
07/15/05          Common           66,000            24.40
07/20/05          Common           18,900            24.92
08/04/05          Common           139,500           24.88
08/04/05          Common           600               24.75
08/05/05          Common           16,800            24.74
08/10/05          Common           15,000            24.39
08/10/05          Common           15,000            24.50
08/12/05          Common           8,520             24.49
08/15/05          Common           23,460            24.46
08/16/05          Common           30,000            24.43
08/17/05          Common           52,020            24.44
08/17/05          Common           10,200            24.34
08/18/05          Common           49,800            24.39
08/25/05          Common           30,000            24.50
08/25/05          Common           120,000           24.50
08/26/05          Common           135,000           24.50

08/26/05          Common           3,000             24.41
08/26/05          Common           12,000            24.50
08/29/05          Common           240,000           24.50
08/29/05          Common           360               24.47

     All of the above transactions were effected on the New York Stock Exchange.

     No other transactions with respect to the Common Stock that are required to be reported on Schedule 13D were effected by any of the Reporting Persons during the past sixty (60) days.

     (d) No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott.

     No person other than Elliott International and EICA has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott International and EICA.

     (e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Not applicable.

ITEM 7.  Material to be Filed as Exhibits.

     Exhibit A - Joint Filing Agreement

     Exhibit B - Letter to the Board of Directors of the Issuer dated September 6, 2005

                                   SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  September 6, 2005

         ELLIOTT ASSOCIATES, L.P.
         By: Elliott Capital Advisors, L.P., as General Partner
               By: Braxton Associates, Inc., as General Partner


                   By: /s/ Elliot Greenberg
                       --------------------
                           Elliot Greenberg
                           Vice President


         ELLIOTT INTERNATIONAL, L.P.
         By: Elliott International Capital Advisors Inc.,
               as Attorney-in-Fact


                   By: /s/ Elliot Greenberg
                       --------------------
                           Elliot Greenberg
                           Vice President


         ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.


         By: /s/ Elliot Greenberg
             --------------------
                 Elliot Greenberg
                 Vice President

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

     The undersigned hereby agree that the statement on Schedule 13D with respect to the common stock of ShopKo Stores, Inc. dated September 6, 2005 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.

Dated:  September 6, 2005

         ELLIOTT ASSOCIATES, L.P.
         By: Elliott Capital Advisors, L.P., as General Partner
               By: Braxton Associates, Inc., as General Partner


                   By: /s/ Elliot Greenberg
                       --------------------
                           Elliot Greenberg
                           Vice President


         ELLIOTT INTERNATIONAL, L.P.
         By: Elliott International Capital Advisors Inc.,
               as Attorney-in-Fact


                   By: /s/ Elliot Greenberg
                       --------------------
                           Elliot Greenberg
                           Vice President


         ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.


         By: /s/ Elliot Greenberg
             --------------------
                 Elliot Greenberg
                 Vice President

                                    EXHIBIT B

               LETTER TO BOARD OF DIRECTORS OF SHOPKO STORES, INC.


                      [Elliott Associates, L.P. Letterhead]


September 6, 2005


The Board of Directors
c/o ShopKo Stores, Inc.
700 Pilgrim Way
Green Bay, Wisconsin 54304

Dear Members of the Board of Directors:

I write to you on behalf of Elliott Associates, L.P. and Elliott International, L.P. ("Elliott"), which collectively own approximately 8% of the common stock of ShopKo Stores, Inc. (the "Company" or "ShopKo"). Elliott strongly disagrees with the Board's decision to sell the Company to a subsidiary of Goldner Hawn Johnson & Morrison ("Goldner Hawn") for $24 per share ("Goldner Hawn Transaction"), as we believe the standalone value of ShopKo to be significantly higher.

Elliott is not alone in this view. Recently, another large institutional shareholder of the Company, holding approximately a 6% stake, publicly opposed the deal. And just last week, Institutional Shareholder Services ("ISS"), the world's leading proxy voting advisory group, recommended its clients vote against the current deal.

In addition, ShopKo's stock has, for all but a few days, consistently traded above the $24 offer since the sale was announced on April 8th. And this was true even before the institutional investor (referred to above) and ISS went public with their opposition to the current deal. This may be viewed as the judgment of the market as a whole that the deal is underpriced.

The general view that the deal is not fully priced is not surprising, given the fact that the Goldner Hawn offer that was accepted by ShopKo was only at a 4.2% premium to the then existing market price. We believe that this is significantly below premia that shareholders of other retailers have received in acquisition transactions.

What is surprising to us is that the Special Committee would consider an acquisition such as this -- where

     o the purchaser is supplying only $30 million of equity ($1 per share), or approximately 3% of the purchase price;

     o the Company's former Chairman (relinquishing his chairmanship position at the time the deal was signed) and still current director, Mr. Jack Eugster, is going to own approximately 10% of the company for $3 million;(1)

     o your fellow board member, Mr. Richard Zona, has invested his own money into an affiliate of Goldner Hawn (this affiliate being ShopKo's new owner) and has been serving on the affiliate's strategic advisory board;(2) and

     o certain other members of ShopKo's management are going to own a portion of the post-transaction company at the same valuation(3)


-- to be the mechanism by which to maximize shareholder value.

In fact, in reviewing the Company's filings with the Securities and Exchange Commission ("SEC"), it appears to us that, even after paying out $90 million in transaction and closing fees, Goldner Hawn is able to borrow $27 per share for its $24 per share acquisition.(4) Put another way, absent the temporary dividend prohibition covenant (which the banks could always waive if presented with an attractive fee payment), Goldner Hawn, Mr. Eugster and the other management participants in the deal would be able to recoup their entire equity investment and then pay themselves an additional $108 million dividend immediately upon closing of the deal! Furthermore, according to Goldner Hawn's own admission, some undisclosed portion of the estimated $90 million fees will be paid to Goldner Hawn itself.(3) Our math regarding these figures is shown in the following table:

Sources                              $MM   Uses                    $MM
----------------------------------------   ---------------------------
Equity from Goldner Hawn (1)          27   Equity at $24.00 (6)    736
Equity from Jack Eugster (former       3   Net Debt (7)            241
Chairman) (1)
Secured Real Estate Financing (5)    700   Transaction Fees (8)     90
Term Loan (Back Bay) (5)              65                         -----
Senior Debt (Bank of America) (5)    271        Total Uses       1,066
                                   -----
     Total Sources                 1,066
                                                                 Comments
                                                                ----------
Additional borrowing capacity under borrowing base (A)      138  total
Repayment of equity invested by Goldner Hawn and                 availability
   Mr. Eugster                                              (30) less the $271
Potential return to sponsors on deal closing                108  used above

Note A. The Senior Debt from Bank of America is calculated off of a Borrowing Base formula similar to the Company's current Amended Secured Credit Facility. At the end of Q105, the Company had a total of $409 million of total availability under its Amended Secured Credit Facility. Assuming the same calculation, $409 million less the $271 million assumed in "Sources" above, leaves $138 million of additional borrowing availability.

We question the effectiveness of the Company's sale process. The decision not to explore strategic buyer interest and to provide a very limited group of private equity investors with only publicly available information in the early round created a situation that lacked any meaningful competitive dynamics.(9) Perhaps this is explained in part by the obvious conflicts of interest, with your former chairman and certain members of your current management participating in what appears to be an incredibly rich deal for them from our point of view. We believe that the Company should publicly identify those members of management who are participating in the transaction, so investors can evaluate the extent of the conflicts of interest.

Furthermore, we are disappointed with the treatment of the termination fee in the merger agreement, particularly the breadth of situations to which it can be applied. Not only is the $27 million termination fee equal in size to Goldner Hawn's entire equity investment, but it also applies to a recapitalization of the Company under a number of scenarios. This has the effect of drastically inhibiting shareholder, management or interloper ability to suggest or consider any alternative to the Goldner Hawn Transaction as such an action could result in a payment of $27 million even after a shareholder vote defeats the proposed acquisition.

Given that most of the financing in the Goldner Hawn Transaction is backed by the Company's real estate and the importance of the real estate valuation in considering the method by which to maximize shareholder value, we are disappointed that the Board did not consider engaging its own appraisal to make a fully informed decision. According to the Goldner Hawn letter, the lender (Bank of America) has received appraisals for the "real estate subject to financing" of approximately $880 million.(3) We ask the Company to disclose whether there is any real estate that is not subject to financing and what is that real estate. These appraisals do not necessarily represent the lender's own assessment of the valuation of the real estate supporting the loan. There are reasons to believe that the lender's own assessment of the real estate is considerably higher than $880 million. This is supported by the fact that the lending commitment was not contingent on the appraisals commissioned by the lender meeting any particular LTV number; in addition, the alternative lending commitment issued by Bank of America assumes collateral value of $935 million.

We believe the proposed acquisition by Goldner Hawn at $24 per share significantly undervalues the Company. To illustrate, Elliott has performed an asset valuation of ShopKo based on the Company's recent SEC filings and the presentation by the Company's financial advisor to the Special Committee. Our analysis, which assumes no "in the money" value for store leases, yields an asset valuation of approximately $32 per share.


                                         Asset value ($MM)   Per share ($) (10)
                                         -----------------   ------------------
Tangible book value (11)                               637                20.58

Adjusted tangible asset value based on                 821                26.53
BofA real estate appraisal (12)

Prescription files (13)                            129-151            4.17-4.88

Continued deferral of tax liability (14)                44                 1.42
                                                 ---------          -----------
Asset Value                                      994-1,016          32.12-32.83

We have also valued the Company in a recapitalization (for illustrative purposes only) based on a review of the management's five-year base case business plan.(15) If, for example, ShopKo would have effected a recapitalization using leverage similar to the Goldner Hawn Transaction and paid a $23 special dividend, we estimate the future free cash flows of the business would be as shown in our analysis in the following table:

                                                             Fiscal Year Ending on or About January 31,
($ in million, except per share)                              2006      2007       2008      2009      2010
Store Revenues                                               3,256     3,293      3,288     3,300     3,346
EBITDA(15)                                                     191       172        167       190       193
Depreciation & Amortization (15)                                84        89         91        85        79
Estimated Interest Expense with Goldner Loan Package          (73)      (73)       (73)      (73)      (73)
Pre-Tax Earnings                                                34        10          3        32        41
Net Income (after taxes at 38.5%)(16)                           21         6          2        20        25
Depreciation & Amortization (15)                                84        89         91        85        79
Change in Working Capital (15)                                  17        13          9        11         1
Capital Expenditures (15)(B)                                  (67)      (59)       (61)      (58)      (42)
-----------------------------------------------------------------------------------------------------------
Free Cash Flow                                                  55        49         41        58        63
Free Cash Flow Per Share                                     $1.78     $1.59      $1.33     $1.87     $2.05
Free Cash Flow (excluding working capital)                      38        36         32        47        62
Free Cash Flow Per Share (excluding working capital)         $1.23     $1.17      $1.04     $1.52     $2.02


Note B. The capital expenditures assumed here make no adjustment for management's reduction of capital spending in 2005 from the $67 million figure above to the $35 million figure mentioned in the August 18th release.(7) Doing so would increase Free Cash Flow by $32 million in FY 2006, or approximately $1 per share.

The foregoing table illustrates that the Company is expected to generate annual free cash flow in the range of $41 million to $63 million between fiscal years 2006 and 2010. Given the total equity investment of $30 million in the Goldner Hawn Transaction, the new ShopKo owners are expected to generate at least 137% annual return on their investment during the forecasted period.(17) Given these spectacular expected returns, it is no surprise to us why Goldner Hawn has been so persistent in trying to acquire ShopKo since late 2003.

In its justification for selling the Company at $24 per share, the Special Committee has expressed reservations with respect to the achievability of the management's financial projections. I would note that those projections are quite recent, having been done only in March of this year and Elliott is not aware of any material changes to the business since then. In addition, as noted above, the former Chairman of ShopKo and certain members of management are personally investing their own money and will own at least 10% of the Company upon closing of the transaction. Finally, ShopKo's current management has indicated that they will continue working for the new owners.

So as to be clear, Elliott is not proposing at this time that the Company do a recapitalization if the shareholders vote down the current deal. Furthermore, our reading of the public letters, 13D filings and preliminary proxy ("Filings") by John A. Levin & Co. ("Levin") to the Company's board and shareholders is that nowhere in those Filings has Levin proposed a recapitalization either, despite your assertion that Levin "believe[s] that the Company should do a leveraged recapitalization."(18) Our interpretation of the Levin Filings is that they introduce the concept of recapitalization merely as an illustration to show that ShopKo's stock would trade higher than $24 if the Company obtained financing similar to Goldner Hawn's and declared a $23 per share dividend (something with which we wholeheartedly agree). Should Goldner Hawn assert that either Elliott's letter, 13D filing or Levin's Filings would entitle it to a recoupment of Expenses or a payment of Termination Fee (as those terms are defined in the merger agreement) in case of termination of the merger agreement, we would strongly disagree with that view.(19) In this respect, Elliott reserves all its options if the Company's board authorizes payment of Expenses and/or Termination Fee to Goldner Hawn under these circumstances. We would expect the Company to act in this matter in a manner consistent with the fiduciary duty that is owed to the shareholders of ShopKo.

For the reasons explained above, Elliott cannot support the Goldner Hawn Transaction and intends to vote against it. We hope that other shareholders will come to similar conclusion. Elliott intends to consider all courses of action to maximize the value of its investment.

Finally, I wish to sincerely thank the Company's management and its employees for the hard work they have done and continue to do in operating ShopKo. Should you have any questions, feel free to contact me at 212-506-2999.


Very truly yours,


/s/ Ivan Krsticevic
====================
Ivan Krsticevic
Portfolio Manager


Notes:

     1. From page 63 of the Definitive Proxy Statement filed August 9, 2005.

     2. From page 67 of the Definitive Proxy Statement filed August 9, 2005.

     3. As disclosed in letter from Goldner Hawn to Co-Chairmen of ShopKo's board, attached as Exhibit 99.1 to ShopKo's 8-K filed August 30, 2005.

     4. Bank of America is willing to lend a total of approximately $1,174 million. This is comprised of a $700 million secured real estate financing, a $65 million term loan from Back Bay and a portion of the $640 million of Senior Debt. The portion of the $640 million of Senior Debt that is available is based on a borrowing base calculation (see Note A to the first table in this letter for an explanation of the calculation), which results in availability of $409 million. This sums to a total figure of $1,174 million. Subtracting current net debt of $241 million and fees of $90 million leaves a total of $844 million, or $27.27 per share.

     5. From the Commitment Letters filed in Schedule 13E-3 Transaction Statement filed June 13, 2005 as well as the Definitive Proxy Statement filed August 9, 2005 on pages 63-66.

     6. From the cover page of the Definitive Proxy Statement filed August 9, 2005.

     7. From ShopKo second quarter results ending July 30, 2005, filed August 18, 2005.

     8. From page 76 of the Definitive Proxy Statement filed August 9, 2005.

     9. From page 5 of the M&A Insight report on ShopKo by Institutional Shareholders Services, dated August 30, 2005.

     10. From the share  count given in the  Definitive  Proxy  Statement  filed
August 9, 2005 on the cover, adjusted for restricted shares and outstanding options (using the treasury method) as disclosed in the Merrill Lynch Discussion Materials to the Special Committee on April 7, 2005, Exhibit (c)(9), in Schedule 13E-3 Transaction Statement filed June 13, 2005.

     11. From Consolidated Condensed Balance Sheet, intangible assets subtracted from shareholders equity, ShopKo second quarter results ending July 30, 2005, filed August 18, 2005.

     12. From page Consolidated Condensed Balance Sheet, intangible assets subtracted from shareholders equity assuming property value of $880 million, ShopKo second quarter results ending July 30, 2005, filed August 18, 2005.

     13. From page 26 of the Merrill Lynch Discussion Materials to the Special Committee on April 7, 2005, Exhibit (c)(9), in Schedule 13E-3 Transaction Statement filed June 13, 2005.

     14. From page 59, Note E to Consolidated Financial Statement, Form 10-K, filed April 1, 2005.

     15. From the March 2005 Projections - Base Case, on page 87 of the Definitive Proxy Statement filed on August 9, 2005.

     16. From the First Quarter 2005 Earnings Conference Call held May 19, 2005.

     17. Annual return of 137% is calculated by dividing $41 million of estimated free cash flow in FY2008 with $30 million total equity investment in the Goldner Hawn Transaction.

     18. From the August 1, 2005 response by the Special Committee to the July 21, 2005 letter sent by John A. Levin & Co., Inc. to the Special Committee, filed as Schedule 14A on August 2, 2005.

     19. Reference to the Agreement and Plan of Merger filed as Exhibit 2.1 to the 8-K filed on April 8, 2005.